Sonia Barros
Division of Corporation Finance
Telephone Number: (202) 551-3655
Teleeopier Number: (202) 772-9217

Registration Statement on Form SB-2, filed April 3, 2005 File No. 333-132923

Dear Ms. Barros:

We are submitting this letter in response to the your comments of April 28, 2006, along with the Amended Form SB-2 for Neuralstem, Inc. This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide:

Form SB-2

General

1  We note your response to our prior comment 2 and reissue that comment in part. As there is currently no market for your common shares you must set a price at which the selling shareholders will offer the shares until a market develops. Please revise your disclosure on the prospectus cover page and in the Plan of Distribution accordingly. Your revised disclosure should stale that "The selling shareholders will sell at a price of $X.XX per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices."

Response: We have revised the disclosure as requested

2.  Please revise your filing to include updated financial statements and financial disclosures through March 31, 2006 as required by Item 310(g) of Regulation S-B.

Response: We have included updated financials for the 3 month period ending March 31, 2006 as required by Item 310(g) of Regulation S-B.

Prospectus Cover Page

3.  We note your response to our prior comment 7 and reissue that comment. Please limit the cover page to one page and to the information that is required by Item 501 of Regulation S-B. Your cover page still contains superfluous information such as the bullets that describe the instruments under which the common share are issuable and the statement regarding how the selling shareholders may sell their shares.

Response: We have removed all superfluous information including the bullets describing the instruments under which the common shares are issuable and the statement regarding how the selling shareholder’s may sell their shares.

Risk Factors. pages 7-16

General

4.  Throughout the risk factor section you refer to "proceeds from this Offering." We note, however, that this is a secondary offering and the company will not receive the proceeds from the sale of any shares registered, other than from the exercise price of warrants. Please clarify if you are referring to proceeds from the exercise of the warrants or delete this statement.

Response: We have deleted all references to “proceeds from this Offering.”

5.  Please move the risk factors "The Company relies on stem cell technologies…" and "Inability to complete pre-clinical and clinical testing . . . ." to the subsection for "Risks Relating to the Company's Stage of Development" as these risk factors relate to the company's development

Response: We have moved the risk factors to the subsection for “Risks Relating to the Company’s Stage of Development.”

The Company will need to raise additional capital . . . ., page 7

6.  We note your statement that your current working capital will be sufficient to satisfy contemplated cash requirements for approximately 18 months. Please revise this risk factor to quantify your current working capital.

Response: We have revised the risk factor to quantify our current working capital.

7.  We also note that the above statement is inconsistent with the statement on page 33 in your MD&A that your available cash and expected income will be sufficient to finance most of your current activities for at least six to eight months from the date of the financial statements. Please revise your disclosure so that these statements are consistent.

Response: We have revised the risk factor and the MD&A section to be consistent.

Inability to complete pre-clinical and clinical testing . . . ..page 9

8.  Please revise this risk factor to disclose the company's current stage of development. We note that you have yet to file an IND with the FDA.

Response: We have revised the risk factor to clarify that we have yet to file an IND with the FDA.

Potential and actual legislation and regulation . . . , page 10

9.  We note your response to our prior comment 25 and rcissue that comment Please expand your discussion to explain what you mean by "certain pharmaceutical research methods or procedures resulting from them."

Response: We have deleted all mention of certain pharmaceutical research methods or procedures resulting from them.

10.  We note your response to our prior comment 26 and reissue that comment. We note your statement that your cells are not "embryonic stem cells" but that any future or additional government-imposed restrictions on embryonic stem cells may adversely impact your business. Please expand your discussion to explain why that is the case and how your stem cells differ from embryonic stem cells.

Response: We have deleted the risk factor related to government imposed restrictions as we feel the risks are no greater than that encountered by other companies in the biotech industry. Additionally, we are not currently applying for nor, anticipate receiving, any material amounts of grants. Any regulation would most likely impact government funding of research and not private sector funding.

The Company may depend on its collaborators . . . ., page 11

11. We note your response to our prior comment 28 and reissue that comment. Please expand your discussion in this risk factor to name any current key collaborators, licensors or licensees and to discuss any specific risks related to your agreements with and dependence upon those parties.

Response: We have revised our disclosure accordingly.

The Company’s reliance on the activities of its non-employee consultants, research Institutions, and scientific contractors . . . . page 12

12.  We note your response to our prior comment 29 and reissue that comment. Please expand your discussion in this risk factor to name any key non-employee consultants, research institutions, and scientific contractors and to discuss any specific risks related to your agreements with and dependence upon those parties.

Response: We have revised the risk factor and included an example to show the impact and to clarify the type of risk we refer to.

There is no public market . . . page 14

13.  We note your response to our prior comment 23 and reissue that comment. Please expand your discussion in his risk factor to explain that your stock is not traded on all exchange or on the OTCBB and that this is your initial registration Please also explain that even if it is listed on the OTCBB, the trading volume may be limited, making it difficult for an investor to sell shares.

Response: We have revised the risk factor to explain that our stock is not traded and that even if a market does develop, the trading volume maybe limited.

14.  In addition, we note various statements in this risk factor that appear to be inapplicable to this registration statement, e.g. an investment in "Units," the right to participate in a contemplated public registration and no assurances that a public registration will ever be effected. Please revise this risk factor so that it relates to this registration.

Response: We have removed all reference to Units and the right to participate in a contemplated public registration from the risk factor.

The Company has identified significant weaknesses . . . ., page 15

15.  We note your response to our prior comment 16 and reissuc that comment Your statement that you have "found deficiencies or weaknesses with the timely reporting of transactions and the documentation thereof' is vague and does not provide insight into the nature of the significant deficiencies and material weaknesses that you have identified. Please revise your disclosure to elaborate on the nature of the significant deficiencies and material weaknesses that you have identified.

Response: We have further expanded the discussion to exemplify the type of weakness with timely reporting. Also, this weakness resulted in the erroneous filing of documents in our prior registration statement as discussed below.

There will be a continuation of management control. Page 16

16.  This risk factor as currently written appears to apply to a previous offering as it refers to the purchase of "Units' in the offering. Please revise the risk factor to delete such references.

Response: We have revised the risk factor in its entirety.

17.  Please also revise the risk factor to address the risks associated with the fact that your two officers and directors and certain principal stockholders have significant control over the company.

Response: We have revised the risk factor in its entirety.

Our Business. pages 17-28

General

18.  Please revise your disclosure to provide a complete explanation of your technology. Throughout the prospectus, you make claims about what your technology docs, but you do not describe the technology itself. For example, on page 19 you explain that your technology "allows for the isolation of human neural stem cells" and "allows for cells to grow in cultured dishes" but you do not describe your technology. In addition, on page 18 you state that you "have developed proprietary and reproducible processes to identify, isolate, purify, expand, control the cells differentiation in mature functioning human neurons . . . ." and that "the cells are purified . . . ." Please revise your disclosure to describe your "processes" and how your cells are "purified."

Response: We have clarified our disclosure to specifically reference which are our core patents which contain the basis of our technology.

19.  We note your response to our prior comment 48 and reissue that comment. You no longer make any statements about where and with whom you complete the basic work of growing cells. Please revise your disclosure to describe if you complete this work in-house or if you have outsourced it to universities and research labs. If you have outsourced it, describe the terms of any material arrangements and file the written agreements as exhibits to the registration statement.

Response: We have revised the disclosure to clarify that cells are grown both in-house and by outside parties. We outsource manufacturing to Charles River Labs. The agreement was previously filed as exhibit 10.9.

Our History. Page 17

20.  Please revise your disclosure to restore your explanation of why you changed your business plan from genomics and drug discovery to neural stem cells.

Response: We have restored the explanation of why we changed our business plan.

Potential Markets, page 19

21.  We note that your current research programs are targeting only three of the potential markets you have listed in this section, Parkinson's, spinal-cord injuries and Amyotrophic Lateral Sclerosis. While you may target these other markets at some time in the future, your disclosure of market size should be limited to your current potential markets. Please revise to delete the statements regarding market size as they relate to the other potential markets.

Response: We have limited our potential markets as requested.

Research and Programs, page 20

22.  In the previous version of your prospectus, you referred to six research collaborations, but in this version you only refer to four. If you believe your research programs with University of Florida and Rush-Presbyterian are no longer material, please supplementally provide us an explanation. If they are still material, then please describe all material terms and file any research agreements as exhibits to the registration statement.

Response:  The principal investigators related to the University of Florida and Rush-Presbyterian research programs have relocated to different universities. As a result, our two prior research programs have been terminated. We have begun discussions with the current institutions to recommence the research activities but as of the date hereof, no agreements have been reached.

23.  We note your response to our prior comment 50 and reissue that comment. Please revise your disclosure to describe all material terms of each material research program and collaboration and file any relevant agreements as exhibits, to the extent you have not already done so. For each agreement, please disclose:

•	Each parties obligations, including, but not limited to, research and development funding obligations and obligations to defend patents;
•	Fees paid to date, including upfront payments, annual payments, royalties and milestone payments,
•	Aggregate potential milestone payments;
•	Existence of royalty provisions;
•	Term and termination provisions.

Please revise your disclosure here and in the financial statement footnotes to specifically indicate the payments you have made under your collaboration agreements and those that you arc expected to make in the future. If appropriate, please disclose the nature of any contingent payments you may make. In addition, please revise your MD&A to discuss the impact of future collaboration obligations on your liquidity and capital resources

Response: The research programs do not required milestone payments or obligate the parties to do anything but conduct research using our cells. The impact of the research programs is diminimus and non-material with regard to financial commitments and accordingly are not specifically addressed in the liquidity and capital resources discussions. We have included as Exhibits 10.3, 10.4, 10.13, 10.17 all of the contracts governing these research projects.

Grants, Page 21

24.  We note your response to our prior comment 60 and reissue the comment Please revise your disclosure with respect to the NIH grant to summarize the material terms of the grant. At a minimum, your description should include the material obligations, amounts received to date, any stipulations and the conditions under which the grant may be refundable.

Response: We have revised our disclosure to provide the information requested.

25.  In addition, we note that your prior disclosure also referred to a $1 million grant from NIH related to diabetes and in your MD&A you refer to a federal grant program sponsored by the Defense Advanced Research Projects Agency. Are these grants still outstanding? If so, please also summarize the material terms of the grants and file the grant agreements as exhibits to the registration statement.

Response: Although referenced, these grants were not our grants. We were a subcontractor under the primary grant holder. These grants have expired and we are no longer doing any work as a subcontractor.

Our Intellectual Property Licenses to Others, pages 21-22

26.  For each material license agreement, please also describe the obligations/rights to defend and termination provisions.

Response: We have revised our disclosure to describe the obligations/rights to defend and termination provisions.

27.  For your license with High Med, please expand your disclosure to briefly describe the technology that is the subject of the license.

Response: We have revised our disclosure to clarify that all of our technology is subject to the license subject to certain scope limitations.

28.  Please revise your disclosure to explain what you mean by "technology for use in developing suitable assay(s) for screening compounds to treat Ataxia-Telangiectasia."

Response: We have revised our disclosure to clarify that the technology can be used to develop tests.

Manufacturing, page 22

29.  Please revise your disclosure to disclose the current status of your arrangements with your manufacturer Charles River Laboratories. In the risk factor disclosure on page 12 you state that you intend to rely on third party manufacturers in the future. This disclosure in this section, however, suggests that you have a current arrangement with Charles River.

Response: We have revised the disclosure to clarify the current state of the Charles River Laboratories agreement. We previously filed the agreement as Exhibit 10.9.

30.  In addition, we note that you have filed your agreement with Charles River as an exhibit to the registration statement. Please describe the material terms of this material agreement in the prospectus.

Response: The agreement is a pay for services agreement and does not obligate the company to any material terms other than paying for cells we receive.

31  We acknowledge your response to our previous comment 57 related to your Ischmeic Spastlc Paraplegia clinical trials. Although you have removed all disclosure related to these trials, it appears based on your prior disclosure that you have engaged a contractor to manufacture the clinical supply for these anticipated trials. Please explain to us whether you have any material commitments to this contract manufacturer. If you do, please disclose these commitments in your financial statement footnotes and in the liquidity discussion of your MD&A.

Response: We currently have no commitments to manufacture cells for the clinical trials other than the pay for services obligation with Charles River Laboratories. In the event the studies are not conducted, we will not have any obligations relating thereto.

Our Intellectual Property Pages 22-24

32.  You state that you maintain a "disciplined patent policy." Please revise your disclosure to describe your policy and to explain how it is "disciplined."

Response: We have deleted all reference to disciplined patent policy.

Government Regulation. Pages 25-27

33.  We note your reference to FDA rules for "registration of establishments that engage in the recovery, screening, testing, processing, storage or distribution of human cells, tissues, and cellular and tissue-based products, and for the listing of such products." Please revise your disclosure to indicate whether you have registered with the FDA pursuant to these rules or where you are in the registration process. If you have not registered, please explain why.

Response: We have revised our disclosure accordingly. For clarification, those regulations apply mainly to entities who have products. It is our intent to outsource all manufacturing, recovery, screening to third party entities who license our technology thereby bypassing our need for regulatory compliance with these provisions.

Management's Discussion and Analysis and Plan of Operation, pages 28-33

34.  We note your response to our prior comment 34 and are unable to locate your revised disclosure in the MD&A regarding the number and type (i.e. research, administrative, marketing or other) of personnel you expect to hire and any known expected expenditures in hiring such personnel. Please revise your disclosure to provide this information.

Response: We have revised our disclosure accordingly.

Results of Operations, pagcs 29-33

35.  We note your response to our prior comment 72 and reissue that comment. Item 303(b)(l)(vi) requires you to discuss the material changes from period to period in the line items of your financial statements. The amounts referenced in this section do not appear to match the line items presented in your financial statements. Please revise your disclosure to explain how these mounts differ from the line items in the financial statements.

Response: We have revised our disclosure accordingly to match the line items presented in our financial statements.

36.  We note your response to our prior comment 73 and reissue that comment. Please revise your MD&A so that there is more focus on analysis as required by our recent MD&A Release No. 33-8350; 34-48960; FR-72 (December 19, 2003). In that release, we explained that MD&A requires . . . an 'analysis' of known maternal trends, events, demands, commitments and uncertainties. MD&A should not be merely a restatement of financial statement information in a narrative form. . . . A thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects." For example, you should explain what led to the increase in licensing revenues and what specific research grants increased.

Response: We have revised our disclosure and have included a section titled “Trends & Outlook” in which we discuss our future plans in greater detail as well as known and unknown obligations, events, demands and commitment.

Executive Compensation, page 35-37

37.  We note your response to our prior comment 77 and reissue that comment. Please revise your summary of the executive employment agreements to illustrate by example the amount of termination payments due to the executive officers at various points during the term of the agreements.

Response: We have provided a table summarizing the payments which would be due upon under our employment agreements.

Principal Stockholders, pages 38-39

38.  Please revise the table to correct the footnote references for Mr. Westreich.
Selling Shareholders, pages 42-45

Response: We have revised the table to correct the footnote reference for Mr. Westreich.

39.  Please revise the table to add a column for the total shares each selling stockholder may sell under this prospectus.

Response: We have revised our disclosure to add a column with regard to how many shares each selling shareholder may sell under this prospectus.

40  We note your response to our prior comment 36. For each selling stockholder who is a broker-dealer, please revise the prospectus to state that such selling stockholder is an underwriter with respect to these securities. An exception to this requirement is recognized when the broker-dealer receives the securities as compensation for underwriting activities.

Response: The only selling shareholders who are also broker-dealers are T.R. Winston & Company and S.W. Bach & Company, LLC. Both entities received the securities as compensation for the March 2006 private placement and are accordingly exempt.

41.  We note your response to our prior comment 36. For each selling stockholder who is an affiliate of a broker-dealer, please revise the prospectus to state that:

•	such selling stockholder purchased or will purchase the securities in the ordinary course of business; and

•
at the time of purchase of such, securities, the selling stockholder had or will have no agreement or understandings, directly or indirectly, with any person to distribute such securities or any securities issuable upon conversion or exercise.

In the alternative, for each such broker-dealer affiliate who cannot make these representations, please state that they are underwriters within the meaning or the Securities Act of 1933.

Response: We have revised our disclosure accordingly.

42.  We note your response to our prior comment 41. Please provide the names of the shareholders of Regal One who are selling shareholders in this offering in your next amendment.

Response: We have included an additional selling shareholders table to our filing.

Registration Rights. pages 45-46

43. We note your response to our prior comment 11 and your description of the private placements in this section. Please confirm to us that you have described the material terms of the February and March 2006 private placements the related agreements in this section and that you have filed the all the material agreements as exhibits to the registration statement.

Response: For clarification, we had only one private placement in 2006 which occurred in March. We confirm that we have disclosed all material terms of our March private placement.

Balance Sheet. Page F-2

44.  We acknowledge your response to our previous comment 80 and thc reclassification of your commons stock payable to equity. Please address the following additional comments.

a.
Please add Footnote disclosure to explain your obligation to issue stock. In this disclosure, please indicate when you received payment for the stock, why the shares were not Issued before the balance sheet date and when these shares were issued or are expected to be issued.

Response: As requested, we have added a footnote disclosure.

b.
As previously requested, please explain to us how you accounted for these shares in your earnings per share computation. If you have not included these shares In your basic and diluted earnings per share computations, please explain to us why these shares are not contingently issuable shares required to be included by paragraphs 10 and 30 through 34 of SFAS 128.

Response: We have revised our footnote disclosure indicating that such shares have been included in our earnings per share calculation.

Statements of Stockholders' Deficit, page F-4

45.  In your response to our previous comment 83, you indicate that you based the value of common shares issued for services on your private placement transactions. You also indicated that you valued warrants issued for services using the Black-Scholes option pricing model. Please tell us the dates that you issued the stock and warrants for services in relationship to the timing of your private placements

Response: As requested, the following is a summary of shares and warrants issued to consultants by dates:

Shares issued to consultants:
11/01/05 - 120,000
11/01/05 - 78,000

Warrants issued to consultants:
01/05/05 - 49,000
07/28/05 - 100,000
09/15/05 - 330,000
10/15/05 - 1,000,000
11/07/05 - 120,000
1,599,000

46.  Please remove the interest on notes receivable from stockholders line item from your statement or tell us why it is appropriate given that no amounts are disclosed.

Response: We have removed the reference.

Note 2:Stockholders’ Deficit

Common Stock, page F-10

47.  We acknowledge your responses to our previous comments 85, 86 and 87. Please address the following additional comments:

a.
Please explain to us why the provisions of the Equity Investment and Share Purchase Agreement filed as Exhibit 4.6 of this filing have changed from those disclosed originally as Exhibit 10.8 of your initla1 Form SB-2 filing.

Response: We previously filed a prior non-executed draft of the agreement erroneously.

b.
Please tell us where the warrant agreement identified in section 1.3 1 of the original Exhibit 10.8 is filed as indicated in response to our previous comment 86. This warrant for 1,000,000 share of your stock exercisable at $0.50 per share and expiring upon the effectiveness of your registration statement does not appear to be included as an exhibit to your current filing.

Response: Our prior filing referenced a warrant that was never executed and was a part of our initial negotiations with Regal One Corporation. It was anticipated that we would need additional financing between the time the Regal One Agreement was executed and the time our private offering was completed. Accordingly, under our initial proposed structure, the exercise of the option was to provide such financing. After discussions with counsel, we decided not to issue the option and instead completed a private placement of our common stock in the amount of $500,000. The offering was completed in December. The inclusion of this agreement as well as the agreement contained in the response above is substantially the reason we have internal control deficiencies which we disclose.

c.
The preamble to your agreement now filed as Exhibit 4.6 indicates that the June 22, 2005 terms were amended and restated on September 15,2005. Please tell us how the terms of your original agreement were amended and modified. In your response, please indicate whether the provisions included in Exhibit 10.8 of your initial Form SB-2 filing, particularly those in section 1.3, were the original terms.

Response: After reviewing the documentation contained in our records, we discovered not only the above to errors, but the fact that two different drafts of the same agreement may have been exercised. In order to provide for clarity and finality, we entered into the September 15, 2005 agreement and clarified that it amended and restated, as well as superseded all prior agreements. The document filed is the final and operating agreement between the parties.

Preferred Series A & B Stock, page F-10

48.  We acknowledge your disclosure revisions in response lo our previous comment 88. Please explain to us why the Series A and B preferred stock is not convertible at 3.3333 shares of preferred stock to receive one share of common stock, based on your three-for-10 reverse stock split and your original one-for-one conversion rate. Also, please explain to us why the total number of common shares issued has changed from that disclosed in your original filing.

Response:        The Series A and B preferred stock is convertible at 3.3333 shares of preferred stock to one share of common stock.  In the second paragraph of Note 2 under the caption “Preferred Series A & B Stock,” we mention that these preferred stock are convertible into common stock based on 3 preferred shares for 1 common stock.  The change in total number of common shares compared to the original filing resulted from 78,000 shares to consultants and 191,396 shares of additional shares related to conversion of preferred stock which were inadvertently not included.

Preferred Series C Stock, page F-11

49.  We acknowledge your response to our previous comments 89 and 90. Consistent with your response, please revise your disclosure to clarify that the beneficial conversion feature results from the allocation of proceeds to the options and the effective conversion rate of the notes being below the fair value of Series C preferred stock. In addition, please disclose the assumptions you used to value the options.

Response: As requested, we have made the suggested changes.

50.  Please revise your disclosure added in response to our previous comment 91 to clearly indicate why you were willing to allow your note holders to exercise their option to acquire 3,125,000 shares of Series C preferred stock for no cash consideration. Please revise your MD&A disclosure accordingly.

Response: As requested, we have made the suggested changes.

Stock Options, Page F-12

51.  It appears based on the disclosure you added in response to our previous comment 92 that you have applied the minimum value method permitted by paragraph 20 of SFAS 123. Please revise your disclosure to clarify or explain to us why you have an expected volatility of only 1%. In addition, please revise the expected life of your options. An expected option life of 1.5 years does not appear to be reasonable given a four year vesting term and a contract life of 10 years.

Response: We have revised our expected volatility to 224% based upon similar companies in our industry and expected life to 5.5 years.

Stock Warrants. page F- 12

52.  Please revise your disclosure provided in response to our previous comment 93 to discuss all warrants issued to stockholders and consultants in each year presented. For example, in the statement of stockholders' deficit you indicate that you issued 1,599,000 warrants for services yet you disclose only 455,000 warrants in your footnote. In addition, please revise your Black-Scholes computations and your related accounting to include a reasonable volatility factor as the minimum value method applies only to employee stock-based compensation. Otherwise, tell us why such a revision is not warranted.

Response: We have revised our expected volatility to 224% resulting in an additional expense of approximately $620,000 to our financial statements. Additionally, we have revised our note disclosure from 455,000 warrants to 1,599,000 warrants.

Note 7: Commitments and Contingencies. Page F- 16

53.  Please revise your disclosure regarding your employment commitments to clearly disclose the obligation to pay immediate termination benefits for any reason other than voluntary termination as indicated on page 14.

Response: As requested, we have made the suggested changes.

Note 8: Subsequent Events, page F-16

54.  It does not appear that the Confidential Private Placement Memorandum you filed as Exhibit 4.12 In response to our previous comment 98 is the Subscription Agreement referred to in your warrant filed as Exhibits 4.13, 4 14 and 4 15. On page 45 you disclose the registration rights provisions related to this private placement. The disclosed rights do not appear to be Exhibit 4.12. Please either tell us where these provisions are located in filed documents or provide the Subscription Agreement as previously requested. Please tell us and disclose how you will account for the registration rights agreement, the warrants and the additional shares issued as a result of your noncompliance with the registration rights.

Response: We have filed the subscription agreement as Exhibit 4.16

As requested, we have made the suggested disclosures regarding the registration rights.

Recent Sales of Unregistered Securities, page 49

55.  We acknowledge your response to our previous comment 100a. Please address the following additional comments.

a.
It appears that the 4,635,287 shares issued in 2005, excluding preferred stock conversions, as indicated in this disclosure does not reconcile to the 4,409,287 shares indicated in your statement of stockholders' deficit due to the 226,000 shares that: have been subscribed but not yet issued Please revise your disclosure to clearly indicate which shares have not yet been issued.

Response: We have updated the unregistered sale of secrities section to identify which shares have yet to be physically issued.

b.
In addition, it appears that the 226,000 shares may relate to the 200,000 shares issued or issuable to Mr. Westeich as disclosed on pages 38, 39, 51 and F-4. If true, please disclose the nature of the 26,000 share difference and clarify whether options or warrants were issued to Mr. Westcich. Your disclosure on pages 39 and 51 indicates that options were issued in conjunction with the note conversion while your disclosure on pages 38 and F-4 indicate that warrants were issued. In any regard, disclose the existence of these options or warrants in your equity footnote.

Response: We have revised and updated our disclosure as requested.

c.
We are unable to reconcile the 1,599,000 warrants issued for services as disclosed in your 2005 statement of stockholder’s deficit to the 1,100,000 warrants and 659,000 options provided in this disclosure. Please revise you disclosure throughout your filing to properly and consistently characterize these instruments and ensure that all these instruments are disclosed in your financial statements.

Response: We have revised and updated our disclosure as requested.

Exhibit 5.1

56.  We note that counsel’s legal opinion does not cover all shares registered under this registrations statement Item 60l(b)(5) of Regulation S-B requires the opinion to cover the legality of all the securities being registered.

Response: We have had counsel revise his opinion of counsel.

Exhibit 23.2

57.  Please provide an updated consent from your independent registered public accounting firm. Please ensure that this consent is currently dated.

Response: We have provided an updated consent.

58.  We note your response to our prior comment 99. Your revised signatures, however, still do not comply with the signature requirements of Form SB-2. Please see Instructions 1 and 2 to the Signatures section of Form 93-2. The signature requirements of Form SB-2 require the registration statement to be signed by "the small business issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least the majority of the board of directors or persons performing similar functions." The filing currently includes only the signature of the issuer. Please also include only additional signatures. If any person serves in more than one capacity, his signature should be captioned as such in your amended filings.

Response: We have revised our signature to comply.